Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

March 28, 2016

Mr. Jim Allegretto	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPODENCE
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 15, 2015
Form 8-K
Filed April 27, 2015
Response Dated March 8, 2016
File No. 333-162072

Dear Mr. Allegretto:

Due to the need to give our independent auditing firm additional time to audit the requested audited pro-forma financial statements at the April 21, 2015 acquisition state for Attitude Beer Holding Co, the Company requests a ten (10) business days extension in which to file its response to the SEC Comment Letter dated March 15, 2016 relating to its Form 10-K for the fiscal year ended June 30, 2015 and Form 8-K filed April 27, 2015. As such, the response will be provided on or before April 11, 2016.

If you have any questions or need additional information, please contact the undersigned at (561) 227-2727 or via facsimile at (561) 799 – 5039.

Sincerely,

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer